Mail Stop 3561

November 6, 2009

Mr. Kenneth C. Barker
Chief Executive Officer
Naturally Advanced Technologies, Inc.
108 Homer Street, Suite 402
British Columbia, Canada V6B 2X1

> **Re:** **Naturally Advanced Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 13, 2009**
> **Form 10-Q for the Three Months Ended March 31, 2009**
> **Filed May 20, 2009**
> **File No. 000-50367**

Dear Mr. Barker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008
Notes to Consolidated Financial Statements
Stock Option Plan, page 62

1.   It appears from your disclosure on page 62 and 63 that stock options issued under the 2008 Fixed Share Option Plan and the 2006 Stock Option Plan become exercisable over a period of one year, based upon continued employment or upon the achievement of predetermined deliverables. In addition, we note several disclosures on page 69 that the compensation expense related to issued stock options was recognized when certain conditions were met with the approval of the

board of directors. Please provide a detailed discussion of how your recognition of compensation expense is in accordance with the applicable accounting literature particularly paragraphs 718-10-55-60 though 718-10-55-63 of the FASB Accounting Codification.

Form 10-Q for the Period Ended March 31, 2009
Item 2. Managements' Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation, page 13

2.   It appears from your disclosure that you expect to transition out of your apparel business by the end of 2009. Please provide a detailed discussion of how your decision as affected your estimate for the carrying value of long-lived assets associated with the apparel business. Please refer to the guidance in paragraph 360-10-35-21 and 360-10-35-22 of the FASB Accounting Codification.

Other Exchange Act Reports
3.   Please revise your other Exchange Act reports, as necessary, to comply with our comments.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bill Kearns, Staff Accountant, at (202) 551-3727 or Angela Halac, Staff Accountant at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services